Mail Stop 6010

June 1, 2006

Mr. Eugene Hynes
Vice President, Finance
Lynch Corporation
140 Greenwich Avenue, 4th FL
Greenwich, Connecticut 06830

RE: **Lynch Corporation**
Form 10-K for the year ended December 31, 2005
File No. 1-00106

Dear Mr. Hynes:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant